SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                          For the month of February 2004


                                Filtronic PLC
                (Translation of registrant's name into English)

       The Waterfront, Salts Mill Road, Saltaire, Shipley, BD18 3TT, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



For Immediate Release                                         2nd February 2004

                                  Filtronic plc

             Interim Results For Six Months Ended 30 November 2003

                  Results Ahead of Expectations at all Levels;
 Market Leading Positions Maintained; Strengthened Financial Position; Positive
                                    Outlook


Filtronic plc ("Filtronic"), a world leader in the design and manufacture of customised microwave electronic products for the wireless telecommunications and defence industries, announces its Interim Results for the six months ended 30 November 2003. Sites are in the UK (North of England, Yorkshire, Midlands, Scotland), the US, Finland, China and Australia.


Financial Highlights

- Group sales of GBP121.5m (2002: GBP123.9m).

- Operating Profit of GBP4.7m (2002: GBP1.4m).

- Pre-tax profits of GBP2.2m (2002: GBP0.0m).

- Earnings per share of 0.97p (2002: 1.99p loss).

- Interim dividend maintained at 0.90p (2002: 0.90p), payable 1 April 2004.

- Successful debt refinancing - estimated annual saving of GBP1.5m.

- Net gearing down to 51% (2002: 73%).


Operational Highlights

- Wireless Infrastructure

  - Sales similar to those of second half of previous year.

  - Maintained leading market position.

- Handset Products

  - Mobile handsets demand increased substantially.

  - Increased sales of antennas - up 37%.

  - Increased market share, strong margins.

- Integrated Products

  - Defence sales better, expected to increase second half.


Trading Outlook

- Wireless Infrastructure

  - Forecast demand recently increased for base station products.

  - Manufacturing capacity to be increased in China.

  - Additional OEMs being aggressively pursued to strengthen market position.

  - Initial quantities of power amplifiers delivered to new OEM customer.

  - Other power amplifier products being developed for this customer and 3 other OEMs.

- Handset Products

  - Expects to maintain market leading position

  - Record number of antennas under development for mobile phone programmes.

- Integrated Products

  - Selected by new customer as preferred supplier for RF switch products.

  - Volumes to exceed one million units per month.


In his summary to shareholders, Professor J. David Rhodes said: "Filtronic is a world leader in the design and manufacture of customised microwave electronic products. We have maintained our market leading position in our two main businesses. The facility at Newton Aycliffe provides the company with the compound semiconductor technology necessary in future microwave electronic products. The company's financial position has been strengthened with the return to profitability and the refinancing of our borrowings."


Enquiries:

Professor J. David Rhodes,
Executive Chairman,
Filtronic plc
Tel: 020 7786 9600 (Monday)

John Samuel,
Finance Director,
Filtronic plc

Professor Christopher Snowden,
Director,
Filtronic plc
Tel: 01274 530 622

Peter Binns, Nathalie Ells,
Binns & Co PR Ltd
Tel: 020 7 786 9600

Executive Chairman's Statement


Interim financial results


Sales for the six months ended 30 November 2003 were GBP121.5m (2002 GBP123.9m) and operating profit was GBP4.7m (2002 GBP1.4m). The prior year figure is stated after charging GBP2.7m of exceptional closure costs relating to the Santa Clara compound semiconductor facility.


Financing costs totalled GBP2.5m (2002 GBP1.4m), comprising net interest payable of GBP2.8m (2002 GBP4.4m), a net currency exchange gain of GBP0.8m (2002 GBP2.0m) and an exceptional loss on the repayment of debt of GBP0.5m (2002 GBP1.0m gain).


The profit before taxation was GBP2.2m (2002 GBP0.0m). After taxation charges of GBP1.5m (2002 GBP1.5m), the profit was GBP0.7m (2002 GBP1.5m loss). Basic earnings per share is 0.98p (2002 1.99p loss). Diluted earnings per share is 0.97p (2002 1.99p loss).


Dividend


The Board is maintaining an interim dividend of 0.90p (2002 0.90p) per share payable on 1 April 2004 to shareholders on the register at 27 February 2004.


Operations


On 26 January 2004, the company announced that the Board had implemented a reorganisation of the business segments. This ensures that Filtronic is better positioned to address the challenges of moving from the development stage into production with a broad range of new products including power amplifiers. Accordingly, the segmental analysis of the operating results is as follows:




Six months ended                        Sales                Operating profit
30 November                       2003         2002          2003         2002
                                  GBPm         GBPm          GBPm         GBPm

Wireless infrastructure           68.9         81.5           7.1         13.4
Handset products                  33.3         24.3           7.7          5.2
Integrated products               18.7         17.4          (8.2)       (14.2)
Central services                   1.9          1.2          (1.9)        (3.0)
Inter segment                     (1.3)        (0.5)            -            -
                               ---------    ---------     ---------    ---------

                    Total        121.5        123.9           4.7          1.4
                               ---------    ---------     ---------    ---------



Note that the operating loss of Integrated Products for the six months ended 30 November 2002 is stated after charging exceptional closure costs of GBP2.7m.


Wireless Infrastructure


Sales in Wireless Infrastructure were similar to those achieved in the second half of the previous financial year. Pricing pressure from the major Original Equipment Manufacturers ("OEMs") has kept margins at the lower end of our expectations for transmit/receive modules where we have maintained our position as the world's leading independent supplier.


Handset Products


Handset Products saw demand for mobile handsets increase substantially towards the end of 2003. We have maintained our leading market position resulting in increased sales of antennas. High volume flexible manufacturing techniques have enabled us to take increased market share and to achieve strong margins. These manufacturing processes are well suited to the increasing complexity of the products, many of which now include additional components.


Integrated Products


Integrated  Products  embraces the segments  previously  disclosed as Electronic
Warfare, Broadband Access and Compound Semiconductors and will rely on integrated compound semiconductor circuits from our Newton Aycliffe facility in its future products. The business will provide the high power gallium arsenide ("GaAs") power amplifier modules to the Wireless Infrastructure business for incorporation into the complete power amplifier and related products for the base station market. The company has developed a range of radio frequency ("RF") switches using our high performance proprietary GaAs switch process. Costs of the Newton Aycliffe compound semiconductor facility remain at approximately GBP1m per month.


Currently the largest area of Integrated Products sales is in defence, including products on the European Fighter Aircraft programme. Defence sales were slightly higher than the comparative period. We are continuing to improve our manufacturing processes for these products to increase volumes and improve margins.


Central Services


Central Services incorporates the digital signal processing expertise of Filtronic Sigtek together with a small research and development team based in Saltaire and group administrative services. Part of the central development group which has been involved with the power amplifier products has now been reallocated, either to the Wireless Infrastructure business or the Integrated Products business as appropriate, to facilitate the move to production quantities. These reallocations have increased the cost base of Wireless
Infrastructure by approximately GBP2.5m in this financial year and will add almost GBP1m to the cost base of Integrated Products.


Finance


Net cash outflow before the repayment of debt in the six months ended 30 November 2003 was GBP1.1m (2002 GBP4.9m inflow).


The company bought in $13.6m (GBP8.5m) of 10% Senior Notes due 1 December 2005 during the period. At 30 November 2003, long term debt totalled GBP51.5m (2002 GBP74.9m), representing GBP52.4m ($90.0m) of 10% Senior Notes due 1 December 2005, net of GBP0.9m of deferred debt issue costs.


At 30 November 2003, Filtronic had a cash balance of GBP4.4m and was using GBP7.6m of its GBP31m bank overdraft facility. Net gearing was 51% (2002 73%).


On 1 December 2003, the company redeemed a further $16.0m of the Senior Notes by utilising GBP10m of short term bank financing. On 16 January 2004, Filtronic announced the refinancing of all of the remaining Senior Notes and the short term bank financing by a GBP50.0m Term Loan, which is being provided by Barclays Bank PLC and HSBC Bank PLC. The refinancing will take place on 17 February 2004. Foreign exchange risk on the refinancing has been eliminated by taking out a forward contract at an exchange rate of approximately $1.82 = GBP1. An estimated total exceptional loss on repurchase of the Senior Notes of GBP2.5m will be recorded in the results for the year ending 31 May 2004. In a full financial year, the refinancing is expected to save approximately GBP1.5m at current interest rates. Following the refinancing, Filtronic will have overdraft and other short term borrowing facilities of approximately GBP9m available which the Board considers to be sufficient for the company's foreseeable requirements.


Sale of Filtronic Solid State Electronic Warfare business and assets


On 31 December 2003, the disposal of the Electronic Warfare division of Filtronic Solid State to Teledyne Wireless, Inc. was completed for $12.0m in cash. During the six months ended 30 November 2003, this part of the Integrated Products business segment contributed GBP3.4m of sales and GBP0.2m of operating profit.


After costs, this transaction is expected to show an exceptional profit on sale of approximately $8.0m which will be recorded in the results for the year ending 31 May 2004.


Foreign currency exchange rates


The weakening of the US dollar, and consequently the Chinese yuan which is linked to the US dollar, when compared to sterling, has had an adverse impact on our trading results. Had rates of exchange remained unchanged since 1 June 2003, sales for the six months ended 30 November 2003 would have been GBP3.0m higher and operating profit GBP0.6m higher when recorded in sterling.


Trading outlook


Wireless Infrastructure forecast demand has increased in the last few weeks for transmit/receive modules and associated products for base stations. Pricing pressure, however, is likely to continue to restrict growth in sales and margins. We are continuing to increase our manufacturing capacity in China and are also aggressively pursuing additional OEM customers for transmit/receive modules for mobile base stations to strengthen further our market leading position.


Our new base station power amplifier products provide opportunities for further expansion and growth to this business segment. In September 2003, we were selected by a new OEM customer to supply initial quantities of an integrated RF head unit, incorporating power amplifiers, for 3G WCDMA base stations. We are currently supplying these initial units. Production quantities are expected to commence in the second half of this calendar year for this customer. Negotiations over pricing and volume requirements are not yet completed. Other power amplifier products are being developed for this customer and for three other OEMs.


In Handset Products the exceptional market share gained on certain mobile phone programmes in the first half of this financial year may not be maintained, with the possibility of a reduction in both sales and margins in the second half. However, we have a record number of antennas currently in development for mobile phone programmes. These antennas are based on new techniques with many featuring a range of additional components and including quad band designs. We expect to maintain our market leading position in Handset Products.


In Integrated Products, defence sales are expected to increase in the second half of the financial year with a consequent reduction in operating losses. Filtronic has been selected by a new customer as a preferred supplier, to manufacture pHEMT RF switches including a quad band version for cellular handset and wireless LAN applications. Volume manufacture is expected to commence in the first half of this calendar year increasing to more than one million units per month by the end of the year. Power amplifier modules for applications in WIMAX base stations, satellite ground stations, phased array radars and point to point transceivers are in development in addition to those for wireless infrastructure applications. All wireless systems require radiated power to increase in proportion to the amount of information transmitted, increasing demand for power amplifiers.


Within Central Services, our digital signal processing expertise at Filtronic Sigtek will continue to be focussed on developing proprietary real time predistortion techniques for power amplifier applications and the new standard base band digital interfaces necessary for the next generation of products.


Summary


Filtronic is a world leader in the design and manufacture of customised microwave electronic products. We have maintained our market leading position in our two main businesses. The facility at Newton Aycliffe provides the company with the compound semiconductor technology necessary in future microwave electronic products. The company's financial position has been strengthened with the return to profitability and the refinancing of our borrowings.



Professor J D Rhodes CBE FRS FREng

Executive Chairman

2 February 2004


Consolidated Profit and Loss Account

                                   Unaudited        Unaudited          Audited
                                    6 Months         6 Months             Year
                                       Ended            Ended            Ended
                                 30 November      30 November           31 May
                                        2003             2002             2003
                       note           GBP000           GBP000           GBP000

Sales                  1, 2          121,520          123,869          241,268
                               --------------   --------------   --------------

Operating profit       1, 2            4,723            1,448            6,715
                               --------------   --------------   --------------
Net interest payable                  (2,808)          (4,451)          (7,995)
Net financing currency
 exchange gain                           766            2,027            4,236
Exceptional (loss)/
gain on repayment of
debt                                    (460)           1,026              881
                               --------------   --------------   --------------
                                      (2,502)          (1,398)          (2,878)
                               --------------   --------------   --------------

Profit on ordinary
activities before
taxation                               2,221               50            3,837

Taxation                              (1,494)          (1,525)          (2,753)
                               --------------   --------------   --------------

Profit/(loss) on
ordinary activities
after taxation                           727           (1,475)           1,084

Dividends                               (671)            (669)          (2,006)
                               --------------   --------------   --------------
Profit retained/
(deficit) for the
period                                    56           (2,144)            (922)
                               --------------   --------------   --------------



Earnings/(loss) per share

Basic                     3             0.98p           (1.99)p           1.46p
Diluted                   3             0.97p           (1.99)p           1.45p

Dividend per share                      0.90p            0.90p            2.70p


Consolidated Balance Sheet

                                   Unaudited        Unaudited          Audited
                                 30 November      30 November           31 May
                                        2003             2002             2003
                                      GBP000           GBP000           GBP000
Fixed assets

Intangible assets                     33,529           33,459           35,769
Tangible assets                       90,885          101,493           96,272
                               --------------   --------------   --------------
                                     124,414          134,952          132,041
                               --------------   --------------   --------------
Current assets

Stocks                                34,560           36,443           34,344
Debtors                               57,900           58,257           50,908
Cash                                   4,389            3,026            6,522
                               --------------   --------------   --------------
                                      96,849           97,726           91,774
                               --------------   --------------   --------------
Creditors: amounts falling
due within one year

Borrowings                             7,558            2,429                -
Other creditors                       41,229           40,670           38,821
                               --------------   --------------   --------------
                                      48,787           43,099           38,821
                               --------------   --------------   --------------

Net current assets                    48,062           54,627           52,953
                               --------------   --------------   --------------
Total assets less current
liabilities                           172,476          189,579          184,994

Creditors: amounts falling
due after one year

Borrowings                            51,462           74,874           61,942
Provision for deferred tax               728              409              750

Deferred income                       12,583           12,337           13,143
                               --------------   --------------   --------------
Net assets                           107,703          101,959          109,159
                               --------------   --------------   --------------

Capital and reserves

Called up share capital                7,453            7,430            7,430
Share premium account                137,461          135,851          135,851
Shares to be issued                    2,168            4,392            4,321
Revaluation reserve                      106              106              106
Other reserve                            788                -              828
Profit and loss account              (40,273)         (45,820)         (39,377)
                               --------------   --------------   --------------
Equity shareholders' funds           107,703          101,959          109,159
                               --------------   --------------   --------------

Consolidated Cash Flow Statement

                                   Unaudited        Unaudited          Audited
                                    6 Months         6 Months             Year
                                       Ended            Ended            Ended
                                 30 November      30 November           31 May
                                        2003             2002             2003
                      note            GBP000           GBP000           GBP000

Net cash flow from
operating activities    A              9,915           16,413           38,528
                               --------------   --------------   --------------

Returns on investment
and servicing of
finance
Net interest paid                     (2,880)          (4,133)          (7,407)
                               --------------   --------------   --------------

Tax paid                              (1,961)          (2,598)          (4,128)
                               --------------   --------------   --------------

Capital expenditure

Purchase of tangible
fixed assets                          (4,980)          (4,382)          (8,198)
Sale of tangible
fixed assets                             147              851            1,378
Government grants
received                                   -               37            1,319
                               --------------   --------------   --------------
Net cash flow from
capital expenditure                   (4,833)          (3,494)          (5,501)
                               --------------   --------------   --------------

Equity dividends paid                 (1,337)          (1,333)          (2,002)
                               --------------   --------------   --------------

Net cash flow before
financing                             (1,096)           4,855           19,490
                               --------------   --------------   --------------

Financing
Issue of shares                           83                -                -
Loans repaid                          (8,463)         (12,473)         (22,107)
                               --------------   --------------   --------------
Net cash flow from
financing                             (8,380)         (12,473)         (22,107)
                               --------------   --------------   --------------
                               --------------   --------------   --------------
Decrease in cash        B             (9,476)          (7,618)          (2,617)
                               --------------   --------------   --------------



Notes to the Consolidated Cash Flow Statement


A Reconciliation of operating profit to net cash flow from operating activities


                                   Unaudited        Unaudited          Audited
                                    6 Months         6 Months             Year
                                       Ended            Ended            Ended
                                 30 November      30 November           31 May
                                        2003             2002             2003
                                      GBP000           GBP000           GBP000

     Operating profit                  4,723            1,448            6,715

     Goodwill amortisation             1,138            1,063            2,348
     Share compensation                  145              218              146
     Depreciation                      9,244            9,088           19,322
     Profit on sale of
     tangible fixed assets              (111)            (246)            (518)
     Licence fee released               (395)               -              (66)
     Government grants
     released                           (165)            (115)            (525)
     Movement in stocks                 (975)           6,309            8,734
     Movement in debtors              (7,290)          (4,038)           3,876
     Movement in creditors             3,601            2,686           (1,504)
                               --------------   --------------   --------------
     Net cash flow from
     operating activities              9,915           16,413           38,528
                               --------------   --------------   --------------

B    Reconciliation of net cash flow to movement in net debt

                                   Unaudited        Unaudited          Audited
                                    6 Months         6 Months             Year
                                       Ended            Ended            Ended
                                 30 November      30 November           31 May
                                        2003             2002             2003
                                      GBP000           GBP000           GBP000

     Decrease in cash                 (9,476)          (7,618)          (2,617)

     Cash flow from debt               8,463           12,473           22,107
                               --------------   --------------   --------------
     Change in net debt
     resulting from cash
     flows                            (1,013)           4,855           19,490
     Non-cash movement                  (388)             708              293
     Currency exchange
     movement                          2,190            4,846            9,483
                               --------------   --------------   --------------
     Movement in net debt in
     the period                           789           10,409           29,266

     Opening net debt                (55,420)         (84,686)         (84,686)
                               --------------   --------------   --------------
     Closing net debt                (54,631)         (74,277)         (55,420)
                               --------------   --------------   --------------


Statement of Total Recognised Gains and Losses


                                  Unaudited        Unaudited          Audited
                                   6 Months         6 Months             Year
                                      Ended            Ended            Ended
                                30 November      30 November           31 May
                                       2003             2002             2003
                                     GBP000           GBP000           GBP000

Profit/(loss) on ordinary
activities after taxation              727           (1,475)           1,084
Currency exchange movement
arising on consolidation            (3,255)          (4,283)            (590)
Currency exchange movement
on loan                              1,515            2,972            5,329
                            --------------   --------------   --------------
Total recognised gains and
losses for the period               (1,013)          (2,786)           5,823
                            --------------   --------------   --------------


Consolidated Reconciliation of Shareholders' Funds


                                   Unaudited        Unaudited          Audited
                                    6 Months         6 Months             Year
                                       Ended            Ended            Ended
                                 30 November      30 November           31 May
                                        2003             2002             2003
                                      GBP000           GBP000           GBP000

Profit/(loss) on ordinary
activities after taxation                727           (1,475)           1,084
Dividends                               (671)            (669)          (2,006)
                               --------------   --------------   --------------
Profit retained/(deficit) for
the period                                56           (2,144)            (922)

Currency exchange movement
arising on consolidation              (3,255)          (4,283)            (590)
Currency exchange movement on
loan                                   1,515            2,972            5,329
Issue of shares                        2,381            2,508            2,507
Shares to be issued
   - shares issued                    (2,298)          (2,508)          (2,507)
   - share compensation                  145              218              146
                               --------------   --------------   --------------
Movement in shareholders'
funds                                 (1,456)          (3,237)           3,963

Opening shareholders' funds          109,159          105,196          105,196
                               --------------   --------------   --------------
Closing shareholders' funds          107,703          101,959          109,159
                               --------------   --------------   --------------



Notes to the Interim Financial Information



 1   Geographical origin segment analysis


                                   Unaudited        Unaudited          Audited
                                    6 Months         6 Months             Year
                                       Ended            Ended            Ended
                                 30 November      30 November           31 May
                                        2003             2002             2003
                                      GBP000           GBP000           GBP000

     Sales

     United Kingdom                   46,924           53,214          102,807
     Finland                          31,692           32,051           64,954
     United States of
     America                          25,390           30,746           56,967
     Australia                         2,363            3,632            5,490
     China                            23,945           10,035           21,791
     Inter segment                    (8,794)          (5,809)         (10,741)
                               --------------   --------------   --------------
                                     121,520          123,869          241,268
                               --------------   --------------   --------------

     Operating profit

     United Kingdom                   (5,587)          (2,000)          (4,768)
     Finland                           1,020            4,281            5,960
     United States of
     America                             147           (3,144)             716
     Australia                          (650)            (734)          (2,004)
     China                             9,793            3,045            6,811
                               --------------   --------------   --------------
                                       4,723            1,448            6,715
                               --------------   --------------   --------------

     The operating profit/
     (loss) in the United
     States of America is
     after charging
     exceptional closure
     costs:                                -            2,719            1,812
                               --------------   --------------   --------------


Notes to the Interim Financial Information


 2   Business segment analysis

                                   Unaudited        Unaudited          Audited
                                    6 Months         6 Months             Year
                                       Ended            Ended            Ended
                                 30 November      30 November           31 May
                                        2003             2002             2003
                                      GBP000           GBP000           GBP000

     Sales

     Wireless                         68,854           81,454          151,715
     infrastructure
     Handset products                 33,341           24,324           51,242
     Integrated products              18,690           17,402           37,443
     Central services                  1,885            1,219            1,771
     Inter segment                    (1,250)            (530)            (903)
                               --------------   --------------   --------------
                                     121,520          123,869          241,268
                               --------------   --------------   --------------

     Operating profit

     Wireless                          7,096           13,443           20,962
     infrastructure
     Handset products                  7,757            5,173           10,834
     Integrated products              (8,231)         (14,203)         (19,344)
     Central services                 (1,899)          (2,965)          (5,737)
                               --------------   --------------   --------------
                                       4,723            1,448            6,715
                               --------------   --------------   --------------

     The operating loss of
     integrated products is
     after charging
     exceptional closure
     costs:                                -            2,719            1,812
                               --------------   --------------   --------------



The Board has decided to reorganise the business into four segments. This is to ensure that the company is best positioned to address the challenges of moving from the development stage into production with a broad range of new products.


The prior period comparative figures have been re-analysed to be consistent with the current period.



Notes to the Interim Financial Information



 3   Earnings/(loss) per share


                                   Unaudited        Unaudited          Audited
                                    6 Months         6 Months             Year
                                       Ended            Ended            Ended
                                 30 November      30 November           31 May
                                        2003             2002             2003
                                      GBP000           GBP000           GBP000

     Profit/(loss) on
     ordinary activities
     after taxation                      727           (1,475)           1,084
                               --------------   --------------   --------------

                                         000              000              000

     Weighted average number
     of shares                        74,418           74,186           74,245

     Dilution effect of share
     options                              98                -                -
     Dilution effect of
     contingently issuable
     shares                             283                -              460
                               --------------   --------------   --------------
     Diluted weighted average
     number of shares                 74,799           74,186           74,705
                               --------------   --------------   --------------

     Basic earnings/(loss)
     per share                          0.98p           (1.99)p           1.46p
                               --------------   --------------   --------------


     Diluted earnings/(loss)
     per share                          0.97p           (1.99)p           1.45p
                               --------------   --------------   --------------



 4   Post balance sheet
     events


     On 1 December 2003 $16,033,000 of 10% Senior Notes were redeemed at a redemption price of $1,025 per $1,000 principal amount. After the redemption there were $74,000,000 of Senior Notes outstanding.

     On 31 December 2003 the electronic warfare business of Filtronic Solid State was sold for a cash consideration of $12,000,000 resulting in an estimated profit on disposal of $8,000,000.

     On 16 January 2004 notice was given to holders of the 10% Senior Notes that the remaining $74,000,000 of the Senior Notes will be redeemed on 17 February 2004 at a redemption price of $1,025 per $1,000 principal amount. A medium term bank loan of GBP50,000,000 will be drawn down to pay for the redemption and repay existing bank borrowings.


Notes to the Interim Financial Information



 5   Interim financial information

     The accounting policies adopted in preparing this interim financial information are consistent with those set out on pages 22 and 23 of the Filtronic plc Annual Report 2003.

     The interim financial information contained in this report does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985.

     The figures for the year ended 31 May 2003 are extracted from the Financial Statements included in the Filtronic plc Annual Report 2003 dated 28 July 2003. Those Financial Statements, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies in England and Wales.

     Copes of this Interim Report are available from the registered office of the company:

     Filtronic plc
     The Waterfront
     Salts Mill Road
     Saltaire
     Shipley
     West Yorkshire
     BD18 3TT
     Tel: + 44 1274 530 622
     Fax: + 44 1274 531 561
     www.filtronic.com


Independent Review Report to Filtronic plc

   Introduction

   We have been engaged by the company to review the financial information consisting of the profit and loss account, balance sheet, statement of total recognised gains and losses, reconciliation of shareholders funds, cash flow statement and notes and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

   The report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

   Directors' responsibilities

   The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

   Review work performed

   We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

   Review conclusion

   On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 November 2003.

   KPMG Audit Plc
   Chartered Accountants
   Leeds
   2 February 2004

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Filtronic PLC
                                            (Registrant)




                                            By: Maura Moynihan
                                            General Counsel





Date 02 February 2004